UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                          (Amendment No. 1)

                         Chic by H.I.S. Inc.
                           (name of issuer)

                Common Stock, par value $.01 per share
                     (Title of Class of Securities)



                               167113109
                             (CUSIP Number)


                           Arnold M. Amster
                           767 Fifth Avenue
                         New York, New York  10153
                            (212)  644-4500
  (Name, Address, and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            October 22, 1997
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]















CUSIP No. 167113109

1)    Name of Reporting Person                 Arnold M. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                    (Intentionally Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                           PF

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                        [ ]

6)    Citizenship or Place of Organization    United States


                    7)    Sole Voting         60,000 shares
                          Power

Number of Shares    8)    Shared Voting      624,600 shares
                          Power

                    9)    Sole Dis-           60,000 shares
                          positive Power

                   10)    Shared Dis-        624,600 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         624,600 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     6.4%


14)   Type of Reporting Person               IN







CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States



                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      25,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        25,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         25,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .3%


14)   Type of Reporting Person               IN

CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster,
                                             as custodian for
                                             Wendy Amster
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      40,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        40,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         40,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .4%


14)   Type of Reporting Person               IN
CUSIP No. 167113109

1)    Name of Reporting Person               The Amster
                                             Foundation
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      25,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        25,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         25,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .3%


14)   Type of Reporting Person               OO

CUSIP No. 167113109

1)    Name of Reporting Person               Amster & Company

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      100,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        100,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         100,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     1.0%


14)   Type of Reporting Person               PN

CUSIP No. 167113109

1)    Name of Reporting Person               Flex Holding Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   Delaware


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      374,600 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        374,600 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         374,600 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     3.8%


14)   Type of Reporting Person               CO
         Items 2, 3, and 5 of the Schedule 13D, dated August 26, 1997, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Chic by H.I.S. Inc., a Delaware corporation, is hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 2.  Identity and Background.

          Schedule A annexed hereto and incorporated herein by reference sets forth the information required by Item 2 of Schedule13D with respect to the executive officers and directors of Flex Holding Corp.

Item 3.  Source and Amount of Funds.
         The source and amount of funds used by each of the Reporting Persons to acquire the shares of the Common Stock reported in Item 5 below was as follows:

Name                   Amount       Source of Funds

Arnold M. Amster       $  45,780    personal funds*

Peggy J. Amster        $  22,890    personal funds*

Peggy J. Amster,
  as custodian for
  Wendy Amster         $  38,150    personal funds

The Amster Foundation  $  38,150    foundation funds

Flex Holding Corp.     $ 656,308    working capital*
_______________
*The shares of Common Stock owned by Arnold M. Amster, Peggy J.
Amster, and Flex Holding Corp. were purchased in their respective brokerage margin accounts on customary margin terms.


Item 5.   Interest in Securities of the Issuer.

          Set forth on Schedule B hereto and incorporated herein by reference is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of such transactions were purchases effected on the New York Stock Exchange.

          The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:




Name                 Number of Shares    Percentage

Arnold M. Amster      624,600 (1)           6.4% (1)

Peggy J. Amster        25,000 (2)            .3% (2)

Peggy J. Amster,
  as custodian for
  Wendy Amster         40,000                .4%

The Amster Foundation  25,000                .3%

Amster & Co.          100,000               1.0%

Flex Holding Corp.    374,600               3.8%
____________
(1) Includes an aggregate of 564,600 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster has or shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all of such shares owned by the other Reporting Persons. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

(2)  Excludes 40,000 shares of Common Stock owned by Peggy J.
     Amster, as custodian for Wendy Amster, as to which shares
     Peggy J. Amster disclaims beneficial ownership.


























                          SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

October 27, 1997     /s/ Arnold M. Amster
                     Arnold M. Amster

October 27, 1997     /s/     *
                     Peggy J. Amster

October 27, 1997     /s/     *
                     Peggy J. Amster, as custodian for
                     Wendy Amster

October 27, 1997     THE AMSTER FOUNDATION

                     By /s/ Arnold M. Amster
                        Arnold M. Amster

October 27, 1997     AMSTER & CO.
                     By /s/ Arnold M. Amster
                        Arnold M. Amster, General Partner

October 27, 1997     FLEX HOLDING CORP.
                     By /s/ Arnold M. Amster
                        Arnold M. Amster,
                        Chairman of the Board

                    *  By /s/ Arnold M. Amster
                        Arnold M. Amster
                        Attorney-in-fact












                         Schedule A

     Directors and Executive Officers of Flex Holding Corp.


          Arnold M. Amster is the Chairman of the Board,
President, and the owner of a majority of the voting stock of Flex Holding Corp. Mr. Amster is also Senior Managing Partner of
Amster & Co., an investment limited partnership. Mr. Amster is a citizen of the United States, and his address is 767 Fifth
Avenue, New York, New York  10153.

          Robert M. Boyar is a director of Flex Holding Corp. Mr. Boyar is also a partner of Boyar, Higgins & Suozzo, a law firm. Mr. Boyar is a citizen of the United States, and his address is 10 Park Place, Morristown, New Jersey 07960.

          Peggy J. Amster is a director of Flex Holding Corp.
Mrs. Amster is a housewife and a citizen of the United States, and her address is 767 Fifth Avenue, New York, New York 10153.

          David Rothberg is Executive Vice President of Flex
Holding Corp. Mr. Rothberg is a citizen of the United States, and his address is 767 Fifth Avenue, New York, New York 10153.













                         SCHEDULE B

                     No. of      Price per      Purchase
                     Shares       Shares          Date

ARNOLD M. AMSTER:
                      6,000      $7.63          10/22/97

PEGGY J. AMSTER:
                      3,000      $7.63          10/22/97

PEGGY J. AMSTER,
      CUSTODIAN FOR
      WENDY AMSTER:
                      5,000      $7.63          10/22/97

THE AMSTER FOUNDATION:
                      5,000      $7.63          10/22/97

FLEX HOLDING CORP.:
                      1,000      $6.75          8/29/97
                      8,800      $7.06          9/16/97
                      2,500      $7.00          9/25/97
                      7,600      $7.00          9/25/97
                     10,000      $7.06          9/29/97
                      1,000      $7.06          9/29/97
                      2,500      $7.06          9/30/97
                      4,000      $7.06          9/30/97
                     22,000      $7.06          9/30/97
                      4,000      $7.13          10/7/97
                     10,000      $7.38          10/8/97
                      2,000      $7.38          10/8/97
                     10,000      $7.50          10/21/97
                      6,000      $7.63          10/22/97